NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2016
(in thousands, except units data)

ASSETS

Cash	$	22,651
Cash segregated in compliance with federal and other regulations		1,000
Deposits with and receivables due from clearing organizations		20,475
Securities owned		390
Intangible assets, at cost less accumulated amortization of $2,050		13,325
Receivables due from affiliates		19,423
Other assets:		
Distribution fees and underwriting revenue receivable		14,014
Advanced commissions		6,137
Deposits with other organizations		1,500
Unit investment trust revenue receivable		449
Other		4
		22,104
Total assets	$	99,368

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Sales commissions, distribution fees, and other accounts payable	$	14,790
Due to brokers		104
Deferred tax liability, net		2,216
Contingent consideration		1,268
Accrued expenses and other liabilities:		
Due to affiliates		2,224
Accrued expenses and other liabilities		584
		2,808
Total liabilities		21,186

Member's equity:

Units: $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		23,608
Retained earnings		54,563
Total member's equity		78,182
Total liabilities and member's equity	$	99,368

See accompanying notes to financial statements.